NEWS RELEASE

EMX Royalty Options Two Gold Projects in Norway to Sienna

Vancouver, British Columbia, August 27, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an amendment to its option agreement with Sienna Resources Inc. ("Sienna") (TSX Venture: SIE), originally signed in December, 2017 for the Slättberg nickel-copper-cobalt-PGE (Ni-Cu-Co-PGE) project in southern Sweden.  The amendment  adds EMX's Bleka and Vekselmyr projects in southern Norway (the "Projects") to the Option Agreement (the "Agreement"), whereby Sienna will enter a two year option period to acquire 100% interest in the Projects by satisfying work commitments and making payments of cash and equity to EMX, with EMX retaining 3% net smelter returns ("NSR") royalty interests upon Sienna's earn-in.

The Bleka and Vekselmyr Projects are greenstone-hosted gold systems in southern Norway (see Figure 1). These Projects were identified during EMX's regional reconnaissance programs across underexplored greenstone belts in Norway. Bleka is the site of historical mining and gold production from high-grade veins, and at Vekselmyr outcropping gold mineralization hosted by orogenic-style veins has been documented. Both Projects contain extensions of the structures that host gold mineralization which have not been tested by historic exploration programs.

Sienna and EMX have been working together to advance the Slättberg and Kuusamo battery metal (Ni-Cu-Co-PGE) projects in Sweden and Finland (refer to Figure 1), a relationship that will now extend to gold exploration in Norway. The addition of Bleka and Vekselmyr as additional properties optioned to Sienna is another example of the execution of EMX's royalty generation business model. EMX forms partnerships with companies that are adept at funding exploration and advancing projects, even in challenging market conditions, to the benefit of both companies and their shareholders.

Summary of Commercial Terms. Sienna can earn a 100% interest in the Bleka and Vekselmyr Projects in Norway, subject to 3% NSR royalty interests retained by EMX, by:

  Issuing an additional 500,000 shares of SIE to EMX upon execution of the amended Agreement,
  Spending a minimum of C$250,000 per year on exploration on the Projects over the next two years,
  Reimbursing EMX for its acquisition costs and expenses related to the Bleka and Vekselmyr Projects, and
  Issuing 1,500,000 additional shares of SIE to EMX at the end of the two-year option period.

If Sienna satisfies the earn-in conditions of the Agreement and elects to acquire the Projects, EMX will receive annual advance royalty ("AAR") payments of US$25,000 for each property commencing on the first anniversary of the option exercise date, with each AAR payment increasing by US$5,000 per year until reaching a cap of US$75,000 per year.

Under certain conditions, 0.5% of the 3% NSR royalties retained by EMX can be repurchased by Sienna.

Overview of the Projects. The Projects are located in an underexplored greenstone belt in southern Norway with areas of historical gold production and documented gold occurrences. The Bleka Vein was discovered in 1880 and mined intermittently until 1940, with historic production reported as 165 kilograms (i.e., ~ 5,300 troy ounces) of gold sourced from mineralized material with an average grade of 36 g/t gold.[1] EMX's Bleka project covers the historic mining area and swarms of similar veins that extend for at least three kilometers along strike. The nearby Vekselmyr license covers outcropping gold mineralization in similar orogenic-style veins.

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[1] Gamst & Thomsen (1998) Gold Exploration in The Seljord and Hjartdal area of Telemark, Southern Norway, Norwegian Geological Survey Report 4655 (https://dirmin.no/sites/default/files/bibliotek/BV4655.pdf). Bleka Gold Mine in Seljord, Telemark, summary report 1998, Norwegian Geological Survey Report BV4654 (https://dirmin.no/sites/default/files/bibliotek/BV4654.pdf)

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EMX and Sienna will leverage this historical information and apply modern and updated geologic models to continue exploring the historical targets at deeper levels, as well as to generate new targets on the Projects. Field work and sampling programs are slated to commence immediately.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2020 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

Figure 1. EMX's Bleka and Vekselmyr Projects in Norway.

EMX ROYALTYCORP
THE ROYALTY GENERATOR
New Sienna Option Property
Existing Sienna Option Property
0 150 300 km
N
Kuusamo
Sweden
Finland
Norway
Slättberg
Bleka
Vekselmyr
August, 2020

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com